Exhibit 1

VISTA
OIL & GAS

2020

Full Year and 4th Quarter Results

Mexico City, February 25, 2021
NYSE: VIST
BMV: VISTA

Vista Oil & Gas Results of 2020 and Fourth Quarter of 2020

February 25, 2021, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for Full Year 2020 and Q4 2020.

Full year 2020 highlights:

◾

In a challenging year such as 2020, Vista made substantial achievements: we quickly established a Covid-19 protocol to protect employees, made structural reductions to development and operating costs, unlocked export markets as international oil demand recovered, and returned to a profitable growth path during the second half of the year.

◾

Total proved reserves[1] as of December 31, 2020 totaled 128.1 MMboe, a 26% increase compared to the 101.8 MMboe proved reserves as of December 31, 2019. The implied reserves replacement ratio was 371%, while the oil reserves replacement ratio was 512%. The increase was driven by the addition of 30 new well locations, an improvement of the expected ultimate recovery (EUR) per well in Bajada del Palo Oeste and the reduction of lifting cost extending well economic limit.

◾

During 2020, total production was 26,594 boe/d, composed of 18,324 bbl/d of oil, representing 69% of the total production, 1.22 MMm3/d of natural gas, representing 29% of the total production, and 589 boe/d of NGL, representing the remaining 2%. Total production in 2020 decreased 9% vis-à-vis total production of 2019, when total production was 29,112 boe/d.

◾

During 2020, we completed and tied-in three 4-well pads (pad #3, #4 and #5), adding 12 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 20 at year end. During 2020, total shale production reached 8,528 boe/d, out of which 8,385 boe/d correspond to the shale production of Bajada del Palo Oeste, that reached 20.2 Mboe/d by the end of the year.

◾

During 2020 the average realized crude oil price was 37.2 $/bbl, 30% lower than during 2019, driven by a reduction in oil demand in the context of the Covid-19 pandemic, which caused a contraction in Brent prices. Realized natural gas price during 2020 was 2.0 $/MMbtu, 38% lower than during 2019 mainly driven by a lower price in the industrial segment due to softer demand.

◾	Total revenue during 2020 was 273.9 $MM, a 34% decline compared to 416.0 $MM during 2019. The decrease was mainly driven by lower realized prices and lower production.

◾

During 2020 we further reduced the lifting cost per boe by revising more than 20 oilfield services contracts, which led to a re-based cost structure. Operating expenses per boe were 9.0 $/boe during 2020, a 17% reduction compared to 10.8 $/boe during 2019.

◾

Adjusted EBITDA for 2020 was 95.6 $MM, resulting in an Adjusted EBITDA margin of 35%. Such figure represents a 44% decline compared to an Adjusted EBITDA of 170.9 $MM during 2019, in which we had an Adjusted EBITDA margin of 41%.

◾

Total 2020 CAPEX was 223.9 $MM, of which 177.1 $MM were invested in the Company’s shale oil operated projects, 4.8 $MM in conventional projects and 58.0 $MM in facilities, other projects and non-operated conventional concessions.

1 Please refer to glossary for definition

◾

Net loss during 2020 totaled 102.7 $MM, compared to 32.7 $MM during 2019. In addition to the decrease in Adjusted EBITDA by 75.3 $MM, the 2020 net loss was mainly driven by (i) a variation in Income Tax expense, which reached a gain of 10.1 $MM during 2020 compared to a loss of 16.2 $MM the previous year; (ii) a loss in Financial Results of 42.9 $MM during 2020, compared to a loss of 31.1 $MM during 2019; (iii) Depreciation, depletion and amortization equal to 147.7 $MM during 2020 compared to 153.0 $MM the previous year; and (iv) a loss for Impairment of long-lived assets of 14.4 $MM, compared to nil the previous year.

Q4 2020 highlights:

◾

Q4 2020 total production was 30,648 boe/d, a 20.7% increase q-o-q and a 2.1% increase compared to Q4 2019 total production, whilst oil production increased 31.5% sequentially and 23.2% y-o-y. Both increases were driven by the solid productivity of pad #4 and the early tie-in of pad# 5, which added 4 shale oil wells each.

◾	In Q4 2020, shale wells contributed with a production of 14,563 boe/d, out of which 14,488 boe/d correspond to shale oil wells in Bajada del Palo Oeste.

◾

Revenues in Q4 2020 were 79.5 $MM, 13.8% above the 69.9 $MM generated in Q3 2020, mainly driven by the aforementioned production increase. Revenues in Q4 2020 decreased 17.5% compared to the 96.4 $MM generated in Q4 2019, impacted by both lower production and realized prices. In addition, we kept tapping the international markets, and sold 17% of oil volumes outside Argentina.

◾

In Q4 2020, the average realized crude oil price was 40.1$/bbl, a 2.6% increase compared to Q3 2020. In turn, Q4 2020 average realized crude oil price was 16.6% lower compared to the average realized crude oil price of Q4 2019.

◾

Realized natural gas price for Q4 2020 was 1.6 $/MMBTU, resulting in 27.3% decrease both sequentially and y-o-y, mainly driven by lower realized prices in the industrial segment (in turn, driven by softer demand due to lower industrial activity amid Covid-19 lockdown restrictions) and softer prices in the regulated distribution segment.

◾

Total lifting cost during Q4 2020 was 22.6 $MM, a 12.2% decrease y-o-y and a 1.9% decrease q-o-q. The combination of a lower cost structure and the increase in production levels resulted in a lifting cost per boe during Q4 2020 of 8.0 $/boe, representing a 13.9% decrease compared to the average lifting cost per boe in Q4 2019 and a 18.7% decrease compared to the average lifting cost per boe during the previous quarter.

◾

Adjusted EBITDA for Q4 2020 was 35.9 $MM, a sequential increase of 48.3% and a 0.6% increase compared to Q4 2019. In a context of low realized prices, and after ramping up the shale oil production, we delivered an Adjusted EBITDA margin of 45%, 8p.p. and 10p.p. above Adjusted EBITDA margin in Q4 2019 and Q3 2020, respectively.

◾

During Q4 2020, we tied-in pads #4 and #5 to continue the Vaca Muerta development in Bajada del Palo Oeste, and we tied-in pad #6 in February 2021. We drilled, completed and tied-in 4-well pads #5 and #6 with improved efficiency, achieving a 37% reduction in cost per lateral foot and a 45% decrease in completion cost per stage, in both cases when comparing pad #6 to pad #1, which was completed in 2019. This improvement resulted in an average well cost (normalized to 2,800 meters lateral length and 47 stages) of 10.9 $MM for pad #5 and 9.9 $MM for pad #6, 7% and 15% below the new well design budget cost, respectively and 4% and 13% below the average well cost of pad #4, respectively.

◾	In Q4 2020, capex was 97.5 $MM, mainly driven by the drilling and completion activity in Bajada del Palo Oeste during the quarter.

◾

We maintained a solid financial position with cash at period end of 202.9 $MM. We also achieved a positive cash flow from operations of 27.0 $MM. In addition, after ramping activity, cash flow from investing activities reached an outflow of 55.9 $MM. Finally, financing activities totaled a cash inflow of 6.8 $MM during Q4 2020, resulting in a total cash outflow during Q4 2020 of 22.0 $MM. Gross debt totaled 539.8 $MM as of quarter end, resulting in a net debt of 336.8 $MM. During the quarter we also raised 20 $MM in the Argentine capital markets.

◾

Q4 2020 net loss was 19.7 $MM, impacted by: (a) financial results for a total loss of 13.4 $MM, compared to a loss of 21.2 $MM in Q4 2019, (b) an impairment of 9.5 $MM, and (c) an increase in Depreciation, depletion and amortization to 44.9 $MM compared to 38.4 $MM in Q4 2019.

Vista Oil & Gas FY 2020 and Q4 2020 results

Reserves

Proved reserves as of December 31, 2020 were 128.1 MMboe, a 26% increase compared to the 101.8 MMboe as of one year earlier. Proved reserves were certified by DeGolyer and MacNaughton (for Argentina assets) and Netherland, Sewell International, S. de R.L. de C.V. (for Mexico assets), under SEC methodology.

The increase in proved reserves was mainly driven by:

●	the addition of 30 new shale oil well locations in Bajada del Palo Oeste
●	the increment of EUR per well by ~10% based on current producing well productivity
●	the extension of well life due to a 10% reduction in lifting cost

The proved reserves as of December 31, 2020 were calculated with a price of 42.0 $/bbl for oil, 19.2 $/boe for LPG and 2.81 $/Mcf, compared to 55.9 $/bbl for oil, 22.8 $/boe for NGL and 3.72 $/Mcf as of December 31, 2019. The current producing well productivity and development cost reductions offset the 25% decrease in the oil price assumption.

As of December 31, 2020, the developed proved reserves totaled 53.3 MMboe, a 7% increase compared to 49.7 MMboe as of December 31, 2019, mainly driven by 6 additional new well locations. Additionally, we booked 74.9 MMboe proved undeveloped reserves, a 44% increase y-o-y, when we booked 52.1 MMboe, mainly driven by 24 additional new well locations.

The table below details the proved reserves breakdown by type:

Proved reserves breakdown by type	2020	2019	▲ y/y (MMboe)	▲ y/y (%)

Proved developed reserves	53.3	49.7	3.6	7%

Proved undeveloped reserves	74.9	52.1	22.8	44%

Total proved reserves	128.1	101.8	26.3	26%

The implied reserves replacement ratio was 371%, whereas reserves life ratio was 13.2 years, as shown below:

Reserves replacement ratio	Oil (MMbbl)(1)	Natural Gas (MMboe)	Total (MMboe)

Proved reserves YE 2019	71	31	102

(-) Production	(6.9)	(2.8)	(9.7)

(+) Additions	35.4	0.7	36.1

Proved reserves YE 2020	99.5	28.6	128.1

Reserves replacement ratio	512%	23%	371%

Reserves life ratio	14.4	10.2	13.2

(1)	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves

In addition, the table below details the proved reserves breakdown by concession:

Net reserves by concession	Oil (MMbbl)(1)	Natural Gas (MMboe)	Total (MMboe)

Bajada del Palo Oeste Conventional	3.7	6.4	10.1

Bajada del Palo Oeste Shale	75.2	13.6	88.8

Bajada del Palo Oeste Total	78.9	20.0	98.9

Bajada del Palo Este	1.2	1.0	2.2

Charco del Palenque	1.0	0.2	1.2

Coirón Amargo Norte	0.8	0.2	1.0

Coirón Amargo Sur Oeste	1.3	0.2	1.5

Entre Lomas Rio Negro	5.4	4.2	9.6

Entre Lomas Neuquén	1.8	1.0	2.8

Jagüel de los Machos	3.7	1.0	4.7

Jarilla Quemada	0.0	0.0	0.0

25 de Mayo–Medanito Sudeste	5.2	0.3	5.5

Acambuco	0.0	0.4	0.4

CS-01	0.2	0.0	0.2

A-10	0.0	0.1	0.1

Total	99.5	28.6	128.1

(1)	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves

Production

Total average net daily production

	Q4-20	Q3-20	Q4-19	▲ y/y	▲ q/q	2020	2019	▲ y/y

Total (boe/d)	30,648	25,394	30,026	2.1%	20.7%	26,594	29,112	(8.6)%

Oil (bbl/d)	23,056	17,534	18,720	23.2%	31.5%	18,324	18,244	0.4%

Natural Gas (MMm3/d)	1.12	1.16	1.69	(33.5)%	(2.7)%	1.22	1.62	(24.5)%

NGL (bbl/d)	518	587	675	(23.2)%	(11.7)%	589	700	(15.9)%

Average daily production during Q4 2020 was 30,648 boe/d, comprised of 23,056 bbl/d of oil, representing 75.2% of total production, 1.12 MMm3/d of natural gas and 518 boe/d of NGL.

Total operated production during Q4 2020 was 30,224 boe/d, which amounts to 98% of total production. Total shale production was 14,563 boe/d, including 14,488 boe/d of shale operated production in Bajada del Palo Oeste and 76 boe/d of shale non-operated production in Coirón Amargo Sur Oeste.

Q4 2020 shale production was boosted by the tie-in of pad#4 in September 2020. Additionally, we tied-in 4-well pads #5 and #6 in late November 2020 and in February 2021, respectively. In pads #5 and #6 we landed two wells in La Cocina and two in Orgánico. Pad #5 was completed with 196 stages, whereas pad #6 was completed with 223 stages.

Q4 2020 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average

Net production per concession		23,056	1.12	518	30,648	100%

Entre Lomas	100%	3,434	0.21	445	5,224	17%

Bajada del Palo Este	100%	369	0.07	60	896	3%

Bajada del Palo Oeste (conventional)	100%	866	0.36	-	3,135	10%

Bajada del Palo Oeste (shale)	100%	13,022	0.23	-	14,488	47%

Agua Amarga	100%	230	0.04	13	488	2%

25 de Mayo-Medanito	100%	2,308	0.02	-	2,460	8%

Jagüel de los Machos	100%	2,344	0.12	-	3,123	10%

Coirón Amargo Norte	85%	266	0.00	-	282	1%

Águila Mora (shale)	90%	-	0.00	-	-	0%

Acambuco (non-operated)	1.5%	23	0.02	-	174	1%

Coirón Amargo Sur Oeste (shale / non-operated)	10%	70	0.00	-	76	0%

Concessions CS-01, A-10 and TM-01 (Mexico)	50%	124	0.03	-	301	1%

During Q4 2020, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) concessions represented 17% of total production, 25 de Mayo-Medanito and Jagüel de los Machos concessions represented 18%, Bajada del Palo Oeste represented 58%, Bajada del Palo Este block represented 3%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 2%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from concessions in Mexico represented 1% of total average daily production. The remaining 1% was production from Acambuco and CASO, non-operated concessions in Argentina. For further information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product – in $MM	Q4 2020	Q3 2020	Q4 2019	▲ y/y	▲ q/q	2020	2019	▲ y/y

Total	79.5	69.9	96.4	(17.5)%	13.8%	273.9	416.0	(34.1)%

Oil	72.5	60.4	82.8	(12.5)%	19.9%	236.6	338.3	(30.1)%

Natural Gas	6.2	8.6	13.1	(52.5)%	(27.8)%	33.6	71.5	(53.1)%

NGL and others	0.9	0.8	0.5	61.4%	5.6%	3.8	6.2	(39.0)%

Average Realized Prices

Product	Q4 2020	Q3 2020	Q4 2019	▲ y/y	▲ q/q	2020	2019	▲ y/y

Oil ($/bbl)	40.1	39.1	48.1	(16.6)%	2.6%	37.2	53.0	(29.8)%

Natural Gas ($/MMBTU)	1.6	2.2	2.2	(27.3)%	(27.3)%	2.0	3.3	(39.4)%

NGL ($/tn)	212	177	234	(9.4)%	19.5%	205	272	(24.6)%

During Q4 2020, total revenues were 79.5$MM, 17.5% lower than Q4 2019, but 13.7% higher q-o-q, driven by crude oil revenues.

Crude oil revenues in Q4 2020 totaled 72.5 $MM, representing 91.1% of total revenues, a 12.5% decrease compared to Q4 2019, impacted by lower realized prices, but a 19.9% increase compared to Q3 2020, mainly driven by the boost in shale oil production. During Q4 2020, we exported 17% of the sales of crude oil volumes, and the balance was sold to domestic refineries in Argentina. Resulting average realized oil price was 40.1 $/bbl, 16.6% below Q4 2019 but 2.6% above Q3 2020, in both cases impacted by variations in the Brent price, which decreased 27% y-o-y and increased 4% sequentially.

Natural gas revenues represented 7.8% of total revenues. During Q4 2020, sales were made to a diversified portfolio of industrial clients, representing 44% of total natural gas volumes, at an average realized price of 1.2 $/MMBTU, 40% to distribution companies and CNG clients at an average price of 2.2 $/MMBTU, and the 16% remaining sales were made to the power generation segment at an average price of 2.1 $/MMBTU. The average realized natural gas price for the quarter was 1.6 $/MMBTU, a 27.3% decrease compared to Q4 2019 and Q3 2020, mainly driven by lower realized prices in the industrial segment (in turn, driven by softer demand due to lower industrial activity amid Covid-19 lock down restrictions) and softer prices in the regulated distribution segment.

NGL sales were 0.9 $MM during Q4 2020, representing 1.1% of total sales. NGL volumes were allocated to the Argentine market at an average price of 212 U.S. dollars per ton ($/tn).

Lifting Cost

	Q4 2020	Q3 2020	Q4 2019	▲ y/y	▲ q/q	2020	2019	▲ y/y

Lifting Cost ($MM)	22.6	23.0	25.7	(12.2)%	(1.9)%	88.0	114.4	(23.1)%

Lifting cost ($/boe)	8.0	9.9	9.3	(13.9)%	(18.7)%	9.0	10.8	(16.7)%

During Q4 2020, a quarter during which we were back at Q4 2019 activity levels, total lifting cost was 22.6 $MM, a 12.2% decrease y-o-y, and a 1.9% decrease q-o-q, which reflects the savings generated by Vista’s rebased cost structure. The resulting average lifting cost per boe in Q4 2020 was 8.0 $/boe, a 13.9% decrease compared to Q4 2019, which reflects cost efficiencies at similar production levels, and a 18.7% decrease compared to Q3 2020, impacted by a higher production level with similar lifting costs .

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4 2020	Q3 2020	Q4 2019	▲ y/y	▲ q/q	2020	2019	▲ y/y

Net (loss) / profit for the period	(13.8)	(28.4)	(44.2)			(102.7)	(32.7)

(+) Income tax (expense) / benefit	(17.4)	(5.6)	17.8			(10.1)	16.2

(+) Financial results, net	13.4	12.9	21.2			42.9	31.1

(+) Investments results	-	-	0.1			-	-

Operating profit	(17.8)	(21.1)	(5.2)			(70.0)	14.6

(+) Depreciation, depletion and amortization	44.9	38.9	38.4			147.7	153.0

(+) Restructuring expenses(1)	(0.6)	1.5	2.5			3.5	3.2

(+) Impairment of long - lived assets	9.5	5.0	-			14.4	-

Adjusted EBITDA(2)	35.9	24.2	35.7	0.6%	48.3%	95.6	170.9	(44.0)%

Adjusted EBITDA Margin (%)(3)	45%	35%	37%	+8p.p.	+10p.p.	35%	41%	(6)p.p.

(1) In Q4 2020 includes a gain for Bargain purchase on business combination of 1.4 $MM

(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

(3)	Change expressed as a difference in percentage points.

Adjusted EBITDA was 35.9 $MM in Q4 2020, a 0.6% increase compared to Q4 2019. Adjusted EBITDA was boosted by higher oil production amid flat lifting cost, leading to a 48% growth q-o-q. Adjusted EBITDA margin was 45%, improving 10 p.p. sequentially and 8 p.p. vis-à -vis Q4 2019. This Adj. EBITDA margin was achieved with a realized crude oil price of 40.1 $/bbl, which is 17% down y-o-y.

Net Profit / Loss

Q4 2020 net loss was 13.8 $MM, impacted by: (a) financial results for a loss of 13.4 $MM, (b) an impairment of 9.5 $MM, and (c) an increase in Depreciation, depletion and amortization to 44.9 $MM compared to 38.4 $MM in Q4 2019.

As of December 2020, Vista performed an impairment test that resulted in a 9.5 $MM impairment loss, mainly driven by prices of crude oil, natural gas and NGL and an increase in the discount rate.

Financial results in Q4 2020 resulted in a total loss of 13.4 $MM, compared to a loss of 21.2 $MM in Q4 2019. This change was mainly driven by the loss for the valuation of warrants.

Capex

Capex during Q4 2020 was 97.5 $MM, which reflects the activity of the Vaca Muerta development in Bajada del Palo Oeste. During the quarter, we invested 82.5 $MM in the Vaca Muerta project in Bajada del Palo Oeste, of which 75.3 $MM correspond to drilling and completion of wells, 7.2 $MM to development of facilities and less than 0.1 $MM to workovers. Additionally, capex in conventional assets, non-operated assets, other facilities, IT projects, and G&G studies, accounted for the remaining 15.0 $MM.

Financial overview

During Q4 2020, we maintained a solid balance sheet in a low demand and price environment, with a cash position at the end of the quarter of 202.9 $MM. We also achieved a strong cash flow from operating activities of 27.0 $MM, a 41% increase q-o-q. In addition, after ramping up activity, cash flow from investing activities was 55.9 $MM (when CAPEX was 97.5 $MM, as detailed above). Gross debt totaled 539.8 $MM as of quarter end, resulting in a net debt of 336.8 $MM.

Additionally, in Q4 2020 we raised 20 $MM in a two-series bond issuance in the Argentina capital market, as follows:

-	Reopening of ON class V10 $MM in a dollar-linked bond, 32 months bullet, with zero coupon at a price of $ 0.9685
-	ON class VI:10 $MM in a dollar-linked bond, 48 months bullet, with a 3.24% coupon paid quarterly

In January 2021, we repaid a 45 $MM installment of the term loan, 27 $MM of that installment were refinanced for 18 months in an Argentine peso loan that we had entered into Q3 2020, and 3 $MM were extended for 18-months at the same conditions of the term loan. In addition, we entered into an agreement to refinance the payment of 38 $MM corresponding to the July 2021 maturity of the term loan with a new 18-months Argentine peso loan. The remaining 7 $MM will be settled in July 2021.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market

ON class I	Vista Oil & Gas Argentina S.A.U.	31/7/2019	31/7/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina

ON class II	Vista Oil & Gas Argentina S.A.U.	7/8/2019	7/8/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina

ON class III	Vista Oil & Gas Argentina S.A.U.	21/2/2020	21/2/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina

ON class IV	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/2/2022	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina

ON class V(1)	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/8/2023	30	Bullet at maturity	Zero coupon	ARS in USD- linked	BCBA Argentina

ON class VI	Vista Oil & Gas Argentina S.A.U.	4/12/2020	4/12/2024	10	Bullet at maturity	3.24%	ARS in USD- linked	BCBA Argentina

(1) 20 $MM were issued on August 7, 2020 at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020 at a price of $ 0.9685

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2020	2019

Total production by field (Mboe/d)	30,648	25,394	23816.98	26,485	30,026	26,594	29,112

Entre Lomas	5,224	5,629	6,289	6,804	7,648	5,984	8,438

Bajada del Palo Este	896	830	1,036	1,122	1,281	971	1,377

Bajada del Palo Oeste (conventional)	3,135	3,327	3,679	4,661	5,499	3,698	4,828

Bajada del Palo Oeste (shale)	14,488	8,320	5,065	5,599	6,687	8,385	4,922

Agua Amarga (Jarilla Quemada, Charco del Palenque)	488	373	476	596	621	483	674

25 de Mayo-Medanito	2,460	2,663	2,881	2,879	3,177	2,720	3,534

Jagüel de los Machos	3,123	3,313	3,525	3,705	3,991	3,415	4,306

Coirón Amargo Norte	282	366	268	260	214	294	257

Águila Mora (shale)	0	0	0	197	147	49	37

Acambuco	174	173	178	180	182	176	191

Coirón Amargo Sur Oeste (shale)	76	88	102	113	159	94	175

CS-01	127	140	163	166	210	149	190

A-10	174	173	152	173	189	168	175

TM-01	0	0	4	29	19	8	5

Crude oil production by field (Mboe/d)(1)	23,056	17,534	15672.17	16,991	18,720	18,324	18,244

Entre Lomas	3,434	3,415	3,716	4,043	4,244	3,651	4,674

Bajada del Palo Este	369	353	463	553	554	434	583

Bajada del Palo Oeste (conventional)	866	819	916	1,051	1,111	913	1,057

Bajada del Palo Oeste (shale)	13,022	7,251	4,508	4,900	5,862	7,435	4,403

Agua Amarga (Jarilla Quemada, Charco del Palenque)	230	119	182	242	268	193	321

25 de Mayo-Medanito	2,308	2,507	2,741	2,701	2,965	2,563	3,337

Jagüel de los Machos	2,344	2,505	2,645	2,775	3,014	2,567	3,252

Coirón Amargo Norte	266	326	222	218	184	258	223

Águila Mora (shale)	0	0	0	197	147	49	37

Acambuco	23	23	25	24	22	23	23

Coirón Amargo Sur Oeste (shale)	70	80	92	96	141	84	156

CS-01	124	137	159	162	190	124	172

A-10	0	0	0	0	0	0	0

TM-01	0	0	4	29	19	0	5

Natural Gas production by field (Mboe/d)(2)	6,899	7,273	7539.21	8,848	10,631	7,681	10,167

Entre Lomas	1,345	1,685	2,018	2,180	2,799	1,805	3,135

Bajada del Palo Este	468	430	533	522	673	488	739

Bajada del Palo Oeste (conventional)	2,269	2,508	2,763	3,610	4,388	2,786	3,771

Bajada del Palo Oeste (shale)	1,466	1,069	557	699	825	949	519

Agua Amarga (Jarilla Quemada, Charco del Palenque)	245	244	284	337	336	278	337

25 de Mayo-Medanito	151	156	140	178	212	156	197

Jagüel de los Machos	779	807	879	930	978	849	1,054

Coirón Amargo Norte	16	40	46	42	31	36	35

Águila Mora (shale)	0	0	0	0	0	0	0

Acambuco	151	150	154	156	161	153	168

Coirón Amargo Sur Oeste (shale)	6	7	10	17	19	10	19

CS-01	3	3	4	4	20	3	18

A-10	174	173	152	173	189	174	175

TM-01	0	0	0	0	0	0	0

NGL production by field (boe/d)	518	587	605.60	645	675	589	700

Entre Lomas	445	529	555	582	606	528	629

Bajada del Palo Este	60	48	41	47	53	49	55

Bajada del Palo Oeste (conventional)	0	0	0	0	0	0	0

Bajada del Palo Oeste (shale)	0	0	0	0	0	0	0

Agua Amarga (Jarilla Quemada, Charco del Palenque)	13	10	10	17	16	12	16

Notes:

(1) Acambuco includes condensate.

(2) Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country

Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina

Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina

Bajada del Palo Oeste / Este	100%	Operated	Conventional	Neuquina	Argentina

Bajada del Palo Oeste	100%	Operated	Shale	Neuquina	Argentina

Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina

25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina

Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina

Coirón Amargo Norte	85%	Operated	Conventional	Neuquina	Argentina

Coirón Amargo Sur Oeste	10%	Non-operated	Shale	Neuquina	Argentina

Águila Mora	90%	Operated	Shale	Neuquina	Argentina

Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina

CS-01	50%	Operated	Conventional	Del Sureste	México

A-10	50%	Non-operated	Conventional	Del Sureste	México

Note: Not showing Concessions without production, Bajada del Palo Este (shale), Sur Rio Deseado Este and TM-01.

Vista Oil & Gas S.A.B. de C.V.

Bajada del Palo Oeste operational data

Shale oil wells detail

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages

2013	#1	Organic	2,483	33

2014	#1	La Cocina	2,633	35

2015	#1	Organic	2,558	34

2016	#1	La Cocina	2,483	34

2029	#2	Organic	2,189	37

2030	#2	La Cocina	2,248	38

2032	#2	Organic	2,047	35

2033	#2	La Cocina	1,984	33

2061	#3	La Cocina	2,723	46

2062	#3	Organic	2,624	44

2063	#3	La Cocina	3,025	51

2064	#3	Organic	1,427	36

2025	#4	Lower Carbonate	2,186	26

2026	#4	La Cocina	2,177	44

2027	#4	Lower Carbonate	2,551	31

2028	#4	La Cocina	2,554	51

2501	#5	La Cocina	2,538	52

2502	#5	Organic	2,436	50

2503	#5	La Cocina	2,468	50

2504	#5	Organic	2,332	44

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	2020	2019

Total Revenues	79,536	69,863	51,219	73,320	96,445	273,938	415,976

Oil	72,461	60,438	41,712	61,985	82,833	236,596	338,272

Natural Gas	6,213	8,609	8,640	10,113	13,078	33,575	71,524

NGL and others	862	816	867	1,222	534	3,767	6,180

Cost of Sales	(73,952)	(70,934)	(58,623)	(67,996)	(78,064)	(271,505)	(328,130)

Operating expenses	(22,589)	(23,032)	(18,564)	(23,833)	(25,716)	(88,018)	(114,431)

Stock fluctuation	5,529	598	(3,481)	449	(698)	3,095	310

Depreciation, depletion and amortization	(44,883)	(38,876)	(30,447)	(33,467)	(38,361)	(147,674)	(153,001)

Royalties	(12,009)	(9,624)	(6,131)	(11,145)	(13,289)	(38,908)	(61,008)

Gross profit	5,584	(1,071)	(7,404)	5,324	18,381	2,433	87,846

Selling expenses	(6,137)	(5,434)	(6,300)	(6,152)	(6,745)	(24,023)	(27,138)

General and administrative expenses	(7,259)	(9,063)	(8,229)	(9,367)	(13,248)	(33,918)	(42,400)

Exploration expenses	(106)	(241)	(168)	(131)	(65)	(646)	(676)

Other operating income	342	1,380	1,698	2,153	907	5,573	3,165

Other operating expenses, net	(761)	(1,690)	(1,285)	(1,253)	(4,426)	(4,989)	(6,180)

Impairment of long -lived assets	(9,484)	(4,954)	-	-	-	(14,438)	-

Operating profit (loss)	(17,821)	(21,073)	(21,688)	(9,426)	(5,196)	(70,008)	14,617

Adjusted EBITDA Reconciliation ($M)	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	2020	2019

Net (loss) / profit for the period	(13,812)	(28,402)	(39,203)	(21,332)	(44,248)	(102,749)	(32,723)

(+) Income tax (expense) / benefit	(17,435)	(5,552)	8,304	4,571	17,797	(10,113)	16,232

(+) Financial results, net	13,426	12,881	9,211	7,335	21,172	42,854	31,108

(+) Investments results	-	-	-	-	84	-	-

Operating profit (loss)	(17,821)	(21,073)	(21,688)	(9,426)	(5,196)	(70,008)	14,617

(+) Depreciation, depletion and amortization	44,883	38,876	30,447	33,467	38,361	147,674	153,001

(+) Restructuring expenses	(636)	1,465	1,430	1,244	2,542	3,503	3,244

(+) Impairment of long - lived assets	9,484	4,954	-	-	-	14,438	-

Adjusted EBITDA	35,910	24,222	10,189	25,285	35,707	95,607	170,862

Adjusted EBITDA Margin (%)	45%	35%	20%	34%	37%	35%	41%

	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	2020	2019

Lifting Cost ($MM)	22.6	23.0	18.6	23.8	25.7	88.0	114.4

Lifting cost ($/boe)	8.0	9.9	8.6	9.9	9.3	9.0	10.8

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of December 31, 2020	As of December 31, 2019

Property, plant and equipment	1,002,258	917,066

Goodwill	28,484	28,484

Other intangible assets	21,081	34,029

Right-of-use assets	22,578	16,624

Trade and other receivables	29,810	15,883

Deferred income tax	565	476

Total non-current assets	1,104,776	1,012,562

Inventories	13,870	19,106

Trade and other receivables	51,019	93,437

Cash, bank balances and other short-term investments	202,947	260,028

Total current assets	267,836	372,571

Total assets	1,372,612	1,385,133

Deferred income tax liabilities	135,567	147,019

Leases liabilities	17,498	9,372

Provisions	23,909	21,146

Borrowings	349,559	389,096

Warrants	362	16,860

Employee defined benefit plans obligation	3,461	4,469

Accounts payable and accrued liabilities	-	419

Total non-current liabilities	530,356	588,381

Provisions	2,084	3,423

Leases liabilities	6,183	7,395

Borrowings	190,227	62,317

Salaries and social security payable	11,508	12,553

Income tax payable	-	3,039

Other taxes and royalties payable	5,117	6,040

Accounts payable and accrued liabilities	118,619	98,269

Total current liabilities	333,738	193,036

Total liabilities	864,094	781,417

Total equity	508,518	603,716

Total liabilities and equity	1,372,612	1,385,133

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019	For the year 2020	For the year 2019

Revenue from contract with customers	79,536	96,445	273,938	415,976

Revenues from crude oil sales	72,461	82,833	236,596	338,272

Revenues from natural gas sales	6,213	13,078	33,575	71,524

Revenues from NGL	862	534	3,767	6,180

Cost of sales	(73,952)	(78,064)	(271,505)	(328,130)

Operating expenses	(22,589)	(25,716)	(88,018)	(114,431)

Crude oil stock fluctuation	5,529	(698)	3,095	310

Depreciation, depletion and amortization	(44,883)	(38,361)	(147,674)	(153,001)

Royalties	(12,009)	(13,289)	(38,908)	(61,008)

Gross profit	5,584	18,381	2,433	87,846

Selling expenses	(6,137)	(6,745)	(24,023)	(27,138)

General and administrative expenses	(7,259)	(13,248)	(33,918)	(42,400)

Exploration expenses	(106)	(65)	(646)	(676)

Other operating income	342	907	5,573	3,165

Other operating expenses	(761)	(4,426)	(4,989)	(6,180)

Impairment of long - lived assets	(9,484)	-	(14,438)	-

Operating profit (loss)	(17,821)	(5,196)	(70,008)	14,617

Investments in associates	-	(84)	-	-

Interest income	19	3,073	822	3,770

Interest expense	(14,224)	(13,854)	(47,923)	(34,163)

Other financial results	779	(10,391)	4,247	(715)

Financial results, net	(13,426)	(21,172)	(42,854)	(31,108)

(Loss) Profit before income taxes	(31,247)	(26,452)	(112,862)	(16,491)

Current income tax (expense)	25	(3,473)	(184)	(1,886)

Deferred income tax (expense)/ benefit	17,410	(14,324)	10,297	(14,346)

Income tax expense	17,435	(17,797)	10,113	(16,232)

Net (loss) profit for the year/ period	(13,812)	(44,249)	(102,749)	(32,723)

Other comprehensive loss	11	(1,163)	346	(1,183)

Total comprehensive (loss) profit for the period	(13,801)	(45,412)	(102,403)	(33,906)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019	For the year 2020	For the year 2019

Net profit / (loss) for the period	(13,812)	(44,249)	(102,749)	(32,723)
			-	-
Adjustments to reconcile net cash flows provided by (used in) operating activities:

Non-cash items related with operating activities:

(Reversal in)/Allowances for expected credit losses	-	284	(22)	(118)

Foreign currency exchange difference, net	(4,146)	1,600	(3,068)	2,991

Unwinding of discount on asset retirement obligation	621	514	2,584	1,723

Increase of provisions, net	14	718	103	2,210

Interest expense leases	533	821	1,641	1,561

Effect of discount of assets and liabilities at present value	1,406	(849)	3,432	10

Share-based payment expense	2,751	3,123	10,494	10,655

Burgain purchase on business combination	(1,383)	-	(1,383)	-

Employee defined benefits obligation	46	(345)	250	220

Income tax	(17,435)	17,797	(10,113)	16,232

Non-cash items related with investing activities:

Depreciation and depletion	44,142	37,798	145,106	151,483

Amortization of intangible assets	741	563	2,568	1,518

Impairment of long - lived assets	9,484	-	14,438	-

Interest income	(19)	(3,073)	(822)	(3,770)

Change in the fair value of financial assets	475	(6,131)	645	(873)

Investments in associate	-	84	-	-

Non-cash items related with financing activities:

Interest expense	14,224	13,854	47,923	34,163

Changes in the fair value of Warrants	107	14,278	(16,498)	(6,840)

Amortized costs	838	607	2,811	2,076

Impairment of financial assets	-	-	4,839	-

Changes in working capital:

Trade and other receivables	(13,328)	12,834	3,915	(2,073)

Inventories	(5,197)	277	(2,861)	(609)

Accounts payable and other payables	6,326	(6,073)	2,397	(22,105)

Employee defined benefits obligations	(206)	(181)	(798)	(631)

Salaries and social security payable	2,309	4,660	(2,570)	5,406

Other taxes and royalties payable	(312)	(703)	(2,080)	2,377

Provisions	(622)	(429)	(1,672)	(2,298)

Income taxes paid	(544)	(1,235)	(4,731)	(26,327)

Net cash flows generated by operating activities	27,013	46,544	93,779	134,258

Cash flows from investing activities:

Payments for acquisition of property, plant and equipment	(54,914)	(49,968)	(153,257)	(240,315)

Payments for acquisition of other intangible assets	(957)	(1,156)	(3,664)	(4,225)

Proceeds from other financial assets	-	1,073	-	5,761

Proceeds from interest received	19	3,073	822	3,770

Net cash flows (used in) investing activities	(55,852)	(46,978)	(156,099)	(235,010)

Cash flows from financing activities

Proceeds from capitalization of Serie A shares net of issue costs	-	(760)	-	146,144

Proceeds from borrowings	27,763	59,729	201,728	234,728

Payments of borrowing´s cost	(187)	-	(2,259)	(1,274)

Payments of borrowing´s principal	(8,389)	(62,233)	(98,761)	(90,233)

Payments of borrowing´s interests	(8,100)	(8,319)	(43,756)	(32,438)

Payments of leases	(2,261)	(7,619)	(9,067)	(7,619)

Payments of other financial liabilities, net of restricted cash and cash equivalents	-	16,993	(16,993)	16,993

Net cash flows generated by financing activities	8,826	(2,209)	30,892	266,301

	For the period from October 1st to December 31, 2020	For the period from October 1st to December 31, 2019	For the year 2020	For the year 2019

Net (decrease) in cash and cash equivalents	(20,013)	(2,643)	(31,428)	165,549

			-	-

Cash and cash equivalents at the beginning of the period	222,365	236,367	234,230	66,047

Effects of exchange rate changes on cash and cash equivalents	(1,038)	506	(1,488)	2,634

Net (decrease) in cash and cash equivalents	(20,013)	(2,643)	(31,428)	165,549

Cash and cash equivalents at the end of the period	201,314	234,230	201,314	234,230

Glossary, currency and definitions:

-

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

-	Conversion metrics
●	1 cubic meter of oil = 6.2898 barrels of oil
●	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent
-	▲ q/q : Represents the percentage variation quarter on quarter
-	▲ y/y: Represents the percentage variation year on year
-	$MM: Million US Dollars
-	$M: Thousand US Dollars
-	$/bbl: US Dollars per barrel of oil
-	$/boe: US Dollars per barrel of oil equivalent
-	$/MMbtu US Dollars per million British thermal unit
-	boe: barrels of oil equivalent (see conversion metrics above)
-

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + depreciation, depletion and amortization + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

-	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues
-	boe/d: Barrels of oil equivalent per day
-	bbl/d: Barrels of oil per day
-	CNG: Compressed natural gas
-	FY 2020: Full year 2020
-

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

-	MMboe: Million barrels of oil equivalent
-	MMm3/d: Million cubic meters per day
-

Proved reserves: the information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2020. The proved reserves estimates are derived from the report dated February 1, 2020 prepared by DeGolyer and MacNaughton (“D&M”), for Vista’s concessions located in Argentina, and the report dated February 5, 2020 prepared by Netherland, Sewell International, S. de R.L. de C.V. (“NSI”) for Vista’s concessions located in Mexico. D&M and NSI are independent reserves engineering consultants. The 2020 Reserves Report prepared by D&M is based on information provided by Vista and presents an appraisal as of December 31, 2020 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Coirón Amargo Sur Oeste, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito blocks in Argentina. The 2020 Reserves Report prepared by NSI is based on information provided by Vista and presents an appraisal as of December 31, 2020 of our oil and gas reserves located in the CS-01 and A-10 blocks in Mexico.

-	Reserves life ratio: calculated as the proved reserves divided by the annual production
-	Reserves replacement ratio: calculated as the proved reserves additions divided by the annual production
-	TED: Total effective days – days in which shale oil wells were producing
-	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year
-	q-o-q: Quarter on quarter
-	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaoilandgas.com

Phone in Argentina +54.11.3754.8532

Phone in Mexico    +52.55.1167.8250